

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
15A Pravda Street
Moscow, Russia, 125124

January 6, 2011

> **Re: CTC Media, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-52003**

Dear Mr. Podolsky:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director